2006 Annual Report



MORE POWER TO YOU

OneBeacon℠
INSURANCE





Corporate Headquarters

Beginning in December 2006, OneBeacon moved its U.S. Headquarters to a new facility in Canton, Massachusetts. This 280,000 square-foot building is home to over 1,000 employees, representing both corporate and front-line operations.

The showcase area of the new space is an 18,000 square-foot atrium with an outdoor courtyard that is available for dining, informal meetings, wireless Internet access, viewing large-screen monitors, and more.

Financial Highlights

As of December 31, 2006

Book value per share $17.77

Adjusted book value per share $17.20

Common Shareholders' Equity $1.8 billion

Total Assets $9.9 billion

Total Liabilities $8.1 billion

Net Income $246.7 million

Net Written Premium $2.0 billion

Table of Contents

ONEBEACON: More power to you.

Welcome to OneBeacon Insurance Group's inaugural annual report. We are pleased to present our 2006 results, explain our business focus and reinforce what makes OneBeacon a specialized company. You will understand why expertise, delivered through our people and agency partnerships, is the cornerstone to our success. And you will also appreciate how we manage our business, adhering to four simple principles that guide all of our actions.

In five years, OneBeacon has achieved what some believed to be unimaginable. And while we are incredibly proud of our achievements, we are humble about our possibilities. Enjoy becoming familiar with our story, which we believe is both compelling and promising.

Please refer to our more formal Annual Report on Form 10-K for detailed information regarding all facets of our operation.



T. Michael Miller
President and CEO

Dear Fellow Shareholders,

By all accounts 2006 was a memorable year for OneBeacon. We reported solid underwriting results generated by an improved combined ratio; delivered a terrific investment return of 8.8% through our relationships with Prospector Partners and White Mountains Advisors; formed two new specialty underwriting units; began moving over 1,000 of our colleagues into our new United States headquarters facility in Canton, Massachusetts; and finally, capped off the year with a successful initial public offering and listing of our company on the New York Stock Exchange under the symbol "OB".

As some of you are relatively new to OneBeacon, I believe it is important to share the OneBeacon story, particularly as this is our first annual report as a publicly traded company. This report features our operating principles, highlighted on page 7; our focus on specialized segments in the property and casualty business; our selective view on agency partnerships; our relentless focus on building the value of your company through growth in book value per share; and our belief that creating *value for* our owners will be driven by leveraging our insurance expertise, superior investment results and sound capital management. We will also strive to share our results,

WE WILL MANAGE OUR BUSINESS WITH AN EYE TOWARD CONTINUED SPECIALIZATION THROUGH OUR PEOPLE, SEGMENTS, PRODUCTS AND AGENTS.

opportunities and challenges with you in a straightforward manner, just like we confront them each and every day at your company.

Financial Results

OneBeacon reported year-end 2006 book value per share of $17.77, and $17.20 once adjusted for the economic defeasance of the company's preferred stock[NGM]. As previously noted, we will be constantly focused on building book value per share as we successfully manage your capital. Adjusted for the defeasance of the preferred stock, comprehensive net income for the year was $333 million, net income was $304 million and operating income was $198 million[NGM]. In our primary insurance operations we generated a combined ratio of 96.3% as compared to 98.6% in 2005. These underwriting results are the best reported by the company since its formation in 2001. They were aided by a relatively quiet year for weather catastrophe losses and a reasonable pricing environment for most insurance products. We don't expect both conditions to align in our favor very often, but are thankful when they do. Net written premiums totaled roughly $2.0 billion in 2006, essentially flat compared to 2005 after adjusting for the sale of our Agri business in September 2006.

Our strong balance sheet continues to be the bedrock of the company, with the strength to not only meet our current and past obligations, but importantly, sufficiently flexible to invest in new business opportunities for the future. At year-end 2006 our shareholders' equity was $1.8 billion, an increase of $217 million from 2005. Net loss reserves were $2.0 billion versus $2.2 billion last year, primarily reflecting paid claims activity on our declining run-off reserves. The strength of the balance sheet and our consistency of operating performance support our ratings of "A" (Excellent) with a stable outlook from A.M. Best, "A" (Strong) with a stable outlook from Standard & Poor's, "A2" (Good) with a stable outlook from Moody's and "A" (Strong) with a stable outlook from Fitch.

Operating Highlights

Our Specialty Lines units delivered excellent results overall, with an 89% combined ratio and 12% growth (excluding the Agri business, which was sold in 2006). We added two new business units in the year: Lawyers Professional Liability and Accident and Health. Our International Marine Underwriters acquired National Marine Underwriters, a yacht-specialist managing general agency, to complement its existing product line. In each instance, experienced insurance experts joined our company and

ONEBEACON IS A SPECIALTY COMPANY FOCUSED ON MARKET OPPORUNITIES THAT ALLOW US TO DELIVER VALUE TO OUR OWNERS.

will leverage their expertise to deliver tailored products for customer groups they know well, and create value for our company through superior underwriting results.

Our Commercial Lines business produced a solid 95% combined ratio while growing 10% for the year. Our segmentation approach inside the general commercial marketplace is the key driver to these strong results and one which we will continue to leverage through additional segments. Our Small Business unit continued its state expansion and product enhancement strategy, and we are pleased with the underlying loss ratios and growth. As expected, our early expense ratio is high, but we believe we are building future value given the underlying results. We moved our OneBeacon Special Property team to our commercial segment to better align and leverage their deep property knowledge, and they will continue to focus on excess property risks. These groups are supported by a centralized operations center in Salem, Virginia, which is well on its way to becoming world-class. Such superior operations are important to both our customer service and efficiency.

In Personal Lines we experienced a mixed result: our combined ratio was a solid 96%, while premiums shrank by 12%. Our loss ratio was an excellent 63.5% overall, underscoring our "underwriting comes first" principle. In Traditional Personal Lines, our declining premiums reflect the increasingly competitive auto market and Massachusetts' state-mandated rate decreases. However, these results mask the underlying momentum built through the year, driven by our new OneChoice product suite. Its roll-out has been well received in our Northeastern states, and we have begun its launch across Arizona, South Carolina and Texas. We have also begun the successful transition of our New York personal lines business into Adirondack Insurance Exchange, a reciprocal insurance company. At our AutoOne business, the New York and New Jersey assigned risk auto pools continued to shrink in 2006, resulting in less available premiums. AutoOne continues to adjust its infrastructure to operate in a smaller market. Their expenses are still high, while loss ratios remain acceptable. In Personal Lines overall, and personal auto specifically, we are already experiencing highly competitive market conditions that will present top-line growth challenges. We will compete where profit returns are sound and look to preserve our capital where we don't like the expected outcomes.

In total, our primary insurance operations delivered pretax earnings of $435 million driven by a 96% combined ratio, a substantial improvement over the 99% for the prior year. All of our underwriting units are generating attractive loss ratios, while supporting higher expense ratios when benchmarked against leading competitors. As we have indicated, there are opportunities for us to improve our expense ratio, and we intend to do so. However, as the wise, legendary insurance executive Jack Byrne has noted on many occasions, "an expense ratio never bankrupts an insurance company; poor loss ratios do." We agree with him.

Specialization

OneBeacon is a specialty company focused on market opportunities that allow us to deliver value to our owners. We have targeted specific customer groups and geographic territories based upon our deep knowledge around specific industries and markets. Furthermore, we have specialized teams of people in place managing these distinct segments. Garnering an advantage based upon our expertise in underwriting certain customer groups, understanding territories, flexible operating structures and claims-handling skills is the opportunity we look for constantly.

We talk a great deal about expertise and challenge ourselves to ensure we have the requisite knowledge for everything we do. Our culture demands a deep understanding of all of our operations. We believe we will have continuing opportunities to invest in specialized segments, and we will remain opportunistic to drive superior long-term results.

OneBeacon offers its products and services with just 2,800 independent agents and brokers across the country. We are highly selective about our appointments and seek profitable growth through deeper relations with our partners. Our investment in specialization demands that we selectively align with agents who create value for the customer through deeper knowledge of their risks and a willingness and ability to deliver unique solutions. We commit our own resources to working with selected agency partners on issues critical to their long-term success such as producer development and perpetuation. We value their partnership.

In Closing

We would like to thank some friends who have been key players along our OneBeacon journey and have "exited the arena". We will miss the recently retired Jack Byrne, who had the foresight, courage and following to create and guide this company through its formative years. Many of our principles and beliefs have been imparted by him. All of us who joined the team will be forever grateful to him. Our good friend, Gary Black, one of Jack's longtime partners, retired at year end. He not only established a strong claims operation for OneBeacon, but he generously shared his insights gained from a 35-year career. We wish Gary and his wife, Jane, a long, happy retirement. We welcomed Phil Sibilia to the senior team, replacing Gary. Phil is known to all of us due to his 26 years of claims experience at OneBeacon and predecessor companies. Our new Board of Directors has appropriately focused our management team on the creation of value for our owners. We are particularly fortunate to be guided by the high ethical standards and business experience of our Chairman, Lon Smith. I am honored to work with all members of the Board and we welcome them to OneBeacon.

We enter 2007 excited about our opportunities and respectful of our challenges, knowing we will confront both. We will continue to focus our energy and capital on business that will create book value growth over time. And we will manage our business with an eye toward continued specialization through our people, segments, products and agency partners.

On behalf of all my partners at OneBeacon, thank you for your support. We are excited about our company's ability to build shareholder value as we continue on our journey, well positioned for profitable growth.

Respectfully submitted,

T. Michael Miller
President and Chief Executive Officer

OUR OPERATING PRINCIPLES

We manage our business in order to achieve growth in book value over the long term. These core principles guide our actions across all aspects of our company.

Underwriting comes first.

As an insurance enterprise, we respect the fundamentals of insurance. All the business we write must have a realistic expectation of underwriting profit, which we endeavor to demonstrate over time.

Maintain a disciplined balance sheet.

Insurance liabilities must always be fully recognized. Our philosophy is that loss and loss-adjustment expense reserves must be solid before any other aspect of the business can be solid.

Invest for total return.

OneBeacon strives to earn the highest growth in after-tax value over time, and we are indifferent as to whether this growth comes from investment income or capital gains.

Think like owners.

Our employees are stakeholders in our business, giving them an incentive to consider this quarter's profit in the context of our long-term health and performance. Thinking like an owner embraces a long-term strategy.

MORE POWER TO SPECIALIZE

We distinguish ourselves on the basis of our people, who are seasoned industry experts working across all facets of our business. This pronounced expertise, whether in underwriting, pricing, claims, technology or the many other disciplines that comprise OneBeacon, has made the company uniquely and eminently positioned for ongoing profitable growth.

Our primary insurance operations include three underwriting units — Specialty, Commercial and Personal Lines.

Specialty Lines

Our specialty lines business features distinct teams focused on customer groups whose unique attributes and needs are best served through tailored coverages and services. Our focus areas include professional liability, marine, community banks, tuition refund and accident and health. In each case, we provide expertise, custom products and niche services. Our specialty businesses are:

OneBeacon Professional Partners

Formed in 2002, OneBeacon Professional Partners is a leading provider of specialty professional liability products. This group wrote $71 million in new business in 2006.

International Marine Underwriters

A leading provider of "wet" marine insurance, this business traces its roots back to the early 1900s. IMU is headquartered in New York City and operates through nine regional offices throughout the United States. These strategically located satellite locations provide local expertise and decision-making close to the point of sale.

Community Bank Group

Formed in November 2005, this group provides professional liability coverages for community banks with assets up to $3 billion.

A.W.G. Dewar

A leading provider of tuition reimbursement insurance since 1930, Dewar's product protects both



Seated left:
Matt Dolan & Tammi Dulberger
OneBeacon Professional Partners

schools and parents from the financial consequences of a student's withdrawal or dismissal from school due to medical circumstances or other covered reasons.

▶ Accident and Health

This is our newest group, formed in the fourth quarter of 2006. Their near-term focus is developing accidental death and dismemberment (AD&D), occupational accident, occupational reimbursement and turnkey reinsurance programs.

Specialty's new product introductions and new businesses, coupled with high retention rates and healthy organic new business volume enabled a 12% growth in premium excluding Agri business, which was sold in 2006, and the achievement of an 89% combined ratio in 2006.

▲ In February 2002, the company announced the formation of OneBeacon Professional Partners (OBPP), a new business focused on professional liability markets. Who knew that this was just the beginning of OneBeacon's transformation to a specialized company?

With just five employees, the OBPP team leveraged their deep knowledge of the professional liability markets to develop eight products and build a book of business that grew to $180 million by year-end 2006. Today, 90 employees work within the OBPP business, demonstrating the power of specialization each and every day.

PERHAPS THE MOST LITERAL ILLUSTRATION OF OUR SPECIALIZED FOCUS, ONEBEACON'S SPECIALTY BUSINESS IS A COLLECTION OF HIGHLY SKILLED STANDALONE TEAMS FOCUSED ON SPECIFIC CUSTOMERS.

New Businesses, New Products

In 2006, we successfully integrated two 2005 acquisitions: the hospital professional liability and managed care errors and omissions books of business purchased from Chubb Specialty Insurance, and First Media Insurance Specialists, a managing general agency that specializes in comprehensive liability coverage for media clients such as advertisers, authors, broadcasters and publishers. We also introduced professional liability products for community banks and small-to-midsized law firms. During the third quarter, the group sold its Agri book of business. The transaction involved approximately $84 million in net written premium. And in the fourth quarter, we announced the acquisition of National Marine Underwriters, a yacht-specialty managing general agent.

Combined Ratio by Underwriting Unit

Primary Insurance Operations


Ratio
Total (1)
Specialty
Commercial
Personal
100%
80
60
40
20
0
31.0
67.2
35.6
60.7
29.8
55.1
34.3
54.7
38.4
58.9
39.0
56.0
28.8
62.0
32.4
63.5
2005
2006
2005
2006
2005
2006
2005
2006
Expense Ratio
Loss Ratio

(1) Includes results from run-off

Perhaps the most literal illustration of our specialized focus, OneBeacon's specialty business is a collection of highly skilled standalone teams focused on specific customers. This entrepreneurial environment facilitates a highly responsive approach to niche opportunities, as evidenced by our activities in recent years. We expect to build on this foundation going forward through new segments that are either underserved or represent emerging markets.

Commercial Lines

Our commercial lines business creates customized insurance solutions for small and midsized businesses in discreet segments ranging from technology and financial services to real estate and cultural institutions. Commercial lines net written premiums climbed 10% to $718 million in 2006 as the segment delivered a combined ratio of 95%.

Custom Solutions for Target Segments

For our middle-market group, the main event in 2006 was refining our target focus, an approach that was embraced by our agency partners. With a crisp appetite for certain market segments, we enhanced our offering with new products for midsized progressive care and media businesses. These products, along with solid efforts by our technology and inland marine units, which grew by 30%, helped to generate more than $100 million in new business writings. Our small-commercial group produced $41 million in new business, bolstered by OneBeacon's entry into new states, including Colorado, Missouri and Texas. Small commercial further improved its Web-based platform to expedite business transactions and overall ease of doing business for its OnePac product. Retention rates were nearly 85% for both small business and middle market.

Supporting both small and middle market's success is a dedicated team committed to delivering world-class service to our field staff, agents and customers. Our commercial operations service staff is located in Salem, Virginia, and provides underwriting, policy processing, technology and other critical support services. The consistency and efficiency afforded by this centralized approach are the catalysts for our success at the point of sale.

Personal Lines

OneBeacon's personal lines business, comprised of traditional business and assigned risk and related business written through AutoOne, espouses a business model designed to increase profitability, offset the effects of commoditization and create opportunities for expansion.

Traditional personal lines continued its introduction of our OneChoice product suite throughout the year. OneChoice's multitiered, rules-based underwriting approach enables agents to offer insurance solutions

OneBeacon Senior Management Team

Pictured front: Mike Miller

First row (descending from top step): Brian Poole, Mike Natan, Phil Sibilia, Mike McSally, Alex Archimedes

Second row: Kevin Rehnberg, Mike Keane, Tom Forsyth, Drew Carnase

Third row: Tom Schmitt, Paul DiFrancesco, Dana Hendershott, Paul McDonough



△ More Power Through Expertise

Mike Miller and the senior management team epitomize OneBeacon expertise. On average, this group has 25 years of experience attained at various leading carriers, including OneBeacon's legacy companies. The team's skills and talents are complementary and blend in partnership to drive success across the organization. "I am exceptionally proud of our leadership team and the world-class capabilities represented,"notes Miller. "OneBeacon's people at all levels of the organization are our strongest asset and, fortunately, not one that can be easily replicated."

for a broad array of drivers and property owners. Our showcase package product bundles multiple coverages to provide a specialized, comprehensive solution for family accounts. The products are supported by a real-time, Web-based platform providing quoting and policy-issuance capabilities directly at the point of sale.

The initial OneChoice rollout throughout our Northeast territory has been enthusiastically received by agents and customers. We are now launching OneChoice to an equally favorable reception in a number of new markets, including Arizona, South Carolina and Texas.

Our AutoOne division provides assigned risk services in 22 states and the District of Columbia. State-administered assigned risk plans are created to assure that coverage is available for drivers who have difficulty obtaining auto insurance. Our knowledge of this market has been instrumental in making AutoOne successful in managing the risks for those companies that wish to outsource state-mandated obligations. The changing size of the assigned risk pools in key states such as New York and New Jersey resulted in the reduction of AutoOne's writings. At the same time, the group has continued to focus on take-out credit business in its chosen markets.

New Business, New States

Traditional Personal Lines new business writings increased 88% for 2006, and retention rates rose steadily in each successive quarter. This reflects our growing momentum for our new products and the transition to our new operating model in certain states. Concurrently, however, our decision to reduce writings in the heavily regulated Massachusetts auto market contributed to a 12% net written premium reduction in 2006.

We have expanded our interests in new states through our member-owned, reciprocal insurance companies offering our OneChoice products, along with a menu of member benefits such as roadside assistance and identity theft resolution services. In May 2006, the New York-based Adirondack Insurance Exchange received regulatory approval. Our transition to this operating model has been progressing seamlessly and was well received. South Carolina and Texas were new states for personal lines in 2006, and additional new states are on the horizon for 2007. These territories, as well as all new states, will be served through Houston General Insurance Exchange with OneChoice products, a Web-based platform, select independent agency partners and highly skilled people strategically positioned at the front line.

Building a Specialized Franchise

% = *NWP from Specialty and Specialized Businesses/Products*

■ *Aquisitions / New Businesses* □ *Divestitures*



- First Media
- Chubb medical E&O renewal rights
- Houston General Ins. Exchange reciprocal
- Lawyers liability/community bank groups
- NFU subsidiary
- OnePac
- AutoOne
- Liberty Mutual renewal rights
7%
20%
30%
52%
55%
66%
- Adirondack Insurance Exchange reciprocal in NY
- A&H business
- National Marine Und. MGA
- Agri renewal rights agreement
- Renewal Rights Atlantic Mutual
- OneChoice
- OneBeacon Specialty Property
- Boiler Inspection Services
- Tower Insurance renewal rights
- OneBeacon Professional Partners
- New Jersey Skylands reciprocal
2001
2002
2003
2004
2005
2006

MORE POWER TO PARTNER

"COMPANIES LIKE OURS WILL GO WHERE THERE'S AN EASE OF DOING BUSINESS AND A GREAT RELATIONSHIP, AND I REALLY BELIEVE WE HAVE THAT WITH ONEBEACON."

Paul Hering

OneBeacon has always partnered with local independent agents who share our passion for expertise, superior risk management and customer service. We have high standards for our partners and ensure the value of our franchise by limiting our appointments. Our goal is not to be on every street corner, which is perhaps best exemplified by the select 2,800 agency partnerships that we hold today across the country and across all of our insurance operations. And in recognition of the caliber of our agency force, we are intent on deepening these relationships by presenting the breadth of our capabilities to our current partners.

Within our network is a top-performing group that has earned the designation of "Lighthouse Partner." Typically, these agencies are active with two or more of our business groups and have a business profile that aligns well with our appetite. Numbering fewer than 100 agencies, our Lighthouse Partners write 25% of OneBeacon's premium and consistently deliver loss ratios in the mid-40s. While we endeavor to strengthen all of our agency relationships, we are particularly focused on our Lighthouse Partners, whose demonstrated focus on superior business positions them well for ongoing profitable growth.

Agency Insights

At OneBeacon, we are proud to partner with top-performing agencies such as Southern California's Barney & Barney, which we have recognized as a Lighthouse Partner.

One of the oldest continuously operating businesses in San Diego, Barney & Barney opened its doors in 1909. Today, the company, which was named 2006 Agency of the Year by National Underwriter, has 235 employees and approximately $50 million in revenues. "Our goal is to be a $100 million agency in about six years, and we believe that OneBeacon and its Lighthouse Partners program are going to be critical in helping us meet that objective," says the firm's managing principal/CEO, Paul J. Hering. "We want to write more business and we want to grow profitably with OneBeacon."

As a Lighthouse Partner, Barney & Barney has access to a range of benefits, including access to the company's producer development school and cooperative advertising. Recently, as Hering's firm began to plan for the launch of a new Orange County office, OneBeacon participated in funding a call center to help Barney & Barney identify prospective new accounts in the area.

In 2006 alone, Barney & Barney increased its business with OneBeacon by 96%. Hering attributes the increase to two factors: strong synergy and common expertise between the companies, particularly in areas such as technology and life sciences, and OneBeacon's disciplined approach to underwriting.



Paul J. Hering, CEO, Barney & Barney

"Companies like ours will go where there's an ease of doing business and a great relationship, and I really believe we have that with OneBeacon," he says. "It's a relationship that transcends merely doing business together. We want to find ways to help our respective organizations enjoy mutual success."

MORE POWER TO SUCCEED




NYSE Events of the Day
Events in Detail
OneBeacon Insurance
Group, Ltd.
8:45
628

▵ OneBeacon employees, agency partners and the White Mountains team celebrate outside the NYSE.

There is perhaps no better testament to corporate success than becoming a publicly traded company on the New York Stock Exchange. OneBeacon achieved just that step in November 2006. Just five months after announcing its initial public offering, 24,000,000 common shares began trading under the symbol "OB". The excitement was shared across the company as "listing day" celebrations were concurrently hosted so employees could enjoy a Webcast presenting the opening bell festivities.

NOVEMBER 9, 2006 – ONEBEACON INSURANCE GROUP, LTD. BEGINS TRADING ON THE NYSE UNDER THE SYMBOL "OB".

Moving forward as a dynamic, specialized franchise presents opportunities for OneBeacon. Continually demonstrating the ability to profitably grow through niche opportunities and well-placed industry experts foreshadows what's on the horizon. Our newest teams of people will see their businesses emerge as they deliver new products and leverage their expertise in select markets.



Δ NYSE CEO John Thain presents Mike Miller and Lon Smith with the commerative "Certification of Listing" for OneBeacon Insurance Group, Ltd.

Our long-term goals are just that: expectations that we plan to consistently deliver over time. OneBeacon's primary focus is on the creation of shareholder value as measured in the growth in book value over time. The company's goal ranges between 15 and 16% over the long term, which we are confident we can achieve.


OneBeacon
INSURANCE
OB
LISTED
NYSE
NOVEMBER
10
FRIDAY

Δ Mike Miller rings the opening bell on November 10, 2006.

We will also manage our business adhering to our core principles and continue to add new segments, products and recognized industry experts as we go forward. Through a dynamic yet disciplined approach to our business, we will endeavor to enjoy profitable growth, stronger agency relationships and results that align with our expectations.



Lowndes A. Smith

Dear Fellow Shareholders,

OneBeacon is firmly rooted in its determination to grow profitably and to deliver on its goals by adhering to its core operating principles. Our mission is to continually enhance shareholder value as measured through growth in book value per share. I have tremendous confidence in the management team led by Mike Miller, whose broad experience and deep talent will build a world-class company.

The company's Board was appointed concurrent with its public listing last November. I can attest to the utmost integrity and diligent oversight you can expect from our governance. Our roster includes several executives from the White Mountains family, as well as three independent directors. The Board's experience reflects a variety of backgrounds, including insurance, operations and investment management. We welcomed Lois Grady and Kent Urness to the Board after its formation, two well-seasoned, keenly insightful individuals whose skills complement the already strong credentials of this Board. Together, we espouse an approach that is frank, challenging and focused on increasing shareholder value over the long term.

In closing, we are all very pleased with OneBeacon's 2006 results and confident in the leadership and strategies in place to move the company forward. I am pleased to help shepherd your company forward. On behalf of the OneBeacon Board of Directors, thank you for your demonstrated support of our company.

Respectfully submitted,



Lowndes A. Smith
Chairman of the Board of Directors



Standing from left:

David Foy, Robert Lusardi, Reid Campbell, Morgan Davis, Lois Grady, Kent Urness, Richard Howard

Seated from left:

Allan Waters, Michael Miller, Lowndes Smith

Lowndes A. Smith
Managing Partner
Whittington Gray Associates

T. Michael Miller
President
Chief Executive Officer
OneBeacon Insurance

Reid T. Campbell
Managing Director
White Mountains Capital

Morgan W. Davis
President and Director
American Centennial Insurance Co.

David T. Foy
Executive Vice President
Chief Financial Officer
White Mountains

Lois W. Grady
Retired Executive Vice President
Hartford Life, Inc.

Richard P. Howard
Portfolio Manager
Prospector Partners, LLC

Robert R. Lusardi
Chief Executive Officer
White Mountains Financial Services, LLC

Kent D. Urness
Retired Executive Vice President
St. Paul Travelers

Allan L. Waters
President
Chief Executive Officer
White Mountains Re Group

Financials

Consolidated Statements of Income and Comprehensive Income

(in millions)		Year Ended December 31, 2005		2006
Revenues:				
Earned premiums	$	2,012.7	$	2,075.9
Net investment income		236.8		191.8
Net realized investment gains		123.2		163.6
Net other revenues		24.1		38.8
Total revenues		2,396.8		2,470.1
Expenses:				
Loss and loss adjustment expenses		1,390.4		1,283.6
Policy acquisition expenses		349.3		379.9
Other underwriting expenses		263.4		360.1
General and administrative expenses		8.4		15.3
Accretion of fair value adjustment to loss and loss adjustment expense reserves		26.0		23.0
Interest expense on debt		44.1		45.5
Interest expense – dividends on preferred stock subject to mandatory redemption		30.3		30.3
Interest expense – accretion on preferred stock subject to mandatory redemption		22.1		28.3
Total expenses		2,134.0		2,166.0
Pretax income		262.8		304.1
Income tax provision		(82.1)		(68.9)
Net income from continuing operations before minority interest and equity in earnings of unconsolidated affiliate		180.7		235.2
Equity in earnings of unconsolidated affiliate		5.6		10.3
Net income from continuing operations		186.3		245.5
Net income from discontinued operations		25.2		1.2
Gain on sale of discontinued operations, net of tax		21.1		-
Net income		232.6		246.7
Change in net unrealized gains on investments		(117.9)		15.5
Change in foreign currency translation		(25.2)		13.2
Change in other comprehensive income (loss) items		(1.7)		0.3
Comprehensive net income	$	87.8	$	275.7

For additional information, see the company's Annual Report on Form 10-K.

Non-GAAP Financial Measures

Our 2006 Annual Report includes non-GAAP financial measures, identified by the superscript "NGM", that have been reconciled to their most comparable GAAP financial measures. OneBeacon believes these measures to be useful supplements to the comparable GAAP measures in evaluating OneBeacon's financial performance. These non-GAAP financial measures have been adjusted to exclude the impacts of economically defeasing the company's mandatorily redeemable preferred stock. As described in more detail in the company's Prospectus dated November 8, 2006 and also in the company's 2006 Annual Report on Form 10-K for the year ended December 31, 2006, in connection with its initial public offering, the company created two irrevocable grantor trusts and funded them with assets sufficient to make the remaining dividend and redemption payments for $20 million of preferred stock that will be redeemed in 2007 and $300 million of preferred stock that will be redeemed in May of 2008. The company created and funded these trusts to appropriately capitalize and leverage the company in preparation for and in connection with its initial public offering. Having completed these actions, OneBeacon believes that presentation of these non-GAAP financial measures as described below, adjusted to exclude the impact of the economic defeasance of the preferred stock as of and for the respective periods, is a useful supplement to understanding the company's earnings and profitability.

Adjusted common shareholders' equity, which is used in calculating adjusted book value per common share (a non-GAAP financial measure described below), is derived by excluding the impact of economically defeasing the company's mandatorily redeemable preferred stock from common shareholders' equity, the most closely comparable GAAP measure. The reconciliation of common shareholders' equity to adjusted common shareholders' equity is included on page 23.

Adjusted book value per common share is a non-GAAP financial measure which is derived by excluding the impact of economically defeasing the company's mandatorily redeemable preferred stock from book value per common share, the most closely comparable GAAP measure. OneBeacon believes that adjusted book value per common share is a useful supplement to understanding the company's earnings and profitability. The reconciliation of book value per common share to adjusted book value per common share is included on page 23.

Adjusted comprehensive net income or loss is derived by excluding the impact of economically defeasing the Company's mandatorily redeemable preferred stock from comprehensive net income, the most closely comparable GAAP measure. As described above, OneBeacon believes that adjusted comprehensive net income is a useful supplement to understanding the Company's earnings and profitability. The reconciliation of comprehensive net income to adjusted comprehensive net income is included on page 23.

Adjusted net income or loss is derived by excluding the impact of economically defeasing the Company's mandatorily redeemable preferred stock from net income, the most closely comparable GAAP measure. As described above, OneBeacon believes that adjusted net income is a useful supplement to understanding the Company's earnings and profitability. The reconciliation of net income to adjusted net income is included on page 23.

Operating income or loss is a non-GAAP financial measure that excludes net realized investment gains or losses and the related tax effect from net income or loss. OneBeacon believes that this non-GAAP financial measure provides a useful alternative picture of the underlying operating activities of the Company to the GAAP measure of net income, as it removes variability in the timing of investment gains and losses which may be heavily influenced by investment market conditions. Although key to the Company's overall financial performance, OneBeacon believes that net realized investment gains or losses are largely independent of the underwriting decision-making process as well as the activities of its other operations segment. The reconciliation of net income or loss to operating income or loss is included on page 23.

Adjusted operating income or loss is a non-GAAP financial measure that excludes the impact of economically defeasing the Company's mandatorily redeemable preferred stock from operating income or loss (a non-GAAP financial measure described above). OneBeacon believes that adjusted operating income or loss excluding is a useful supplement to understanding the Company's earnings and profitability. The reconciliation of net income or loss to adjusted operating income or loss is included on page 23.

Book Value and Adjusted Book Value Per Common Share

(in millions, except per share amounts)	December 31, 2005		December 31, 2006	
Numerator				
Common shareholders' equity	$	1,560.0	$	1,777.2
Remaining adjustment of subsidiary preferred stock to face value		(86.0)		(57.7)
Adjusted common shareholders' equity NGM	$	1,474.0	$	1,719.5
Denominator				
Common shares outstanding [1]		100.0		100.0
Book value per common share	$	15.60	$	17.77
Adjusted book value per common share NGM	$	14.74	$	17.20

[1] On October 18, 2006, the company executed a stock split and recapitalization that increased the common shares outstanding from 12 thousand to 100 million and reduced the par value from $1.00 to $0.01. The stock split and recapitalization have been reflected retroactively for all periods presented.

Adjusted Comprehensive Net Income, Net Income and Operating Income

(in millions)	Year Ended December 31, 2006	
Comprehensive net income	$	275.7
Adjusting items [1]		57.2
Adjusted comprehensive net income NGM	$	332.9
Net income	$	246.7
Adjusting items [1]		57.2
Adjusted net income NGM	$	303.9
Net income	$	246.7
Less:		
Net realized investment gains		(163.6)
Tax effect on net realized investment gains		57.3
Operating income NGM	$	140.4
Adjusting items [1]		57.2
Adjusted operating income NGM	$	197.6

[1] Adjusted to exclude the impact of economically defeasing the Company's mandatorily redeemable preferred stock, as illustrated below.

Adjusting items:		
Dividends on preferred stock	$	30.3
Accretion on preferred stock		28.3
Earnings on defeasance, net of tax		(1.4)
Total adjusting items	$	57.2

Corporate Headquarters

OneBeacon Insurance Group, Ltd.
The Bank of Butterfield Building
42 Reid Street
Hamilton HM 12, Bermuda
Tel: (441) 278-3160
Fax: (441) 278-3170

U.S. Headquarters

OneBeacon Insurance Group, Ltd.
One Beacon Lane
Canton, MA 02021

Principal Executive Office

OneBeacon Insurance Group, Ltd.
601 Carlson Parkway
Minnetonka, MN 55305

Registered Office

OneBeacon Insurance Group, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

Annual Meeting

The 2007 Annual General Meeting of Members will be held on Tuesday, May 22, 2007, at The Fairmont Hamilton Princess Hotel, Hamilton, Bermuda and will commence at 12:00 p.m. Atlantic time (11:00 a.m. Eastern time).

Stock Exchange Information

The company's common shares are listed on the New York Stock Exchange under the symbol "OB".

NYSE Section 303A.12(a) Certifications

The company completed its initial public offering in November 2006 and accordingly is not required to submit an annual Section 12(a) CEO Certification to the NYSE until December 2007. In addition, the company filed with the SEC as exhibits to its Form 10-K for 2006 the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act.

Transfer Agent, Registrar for Common Shares and Dividend Disbursing Agent

Mailing Address:
Wells Fargo Bank, N.A.
161 North Concord Exchange
South Paul, MN 55075
Tel: (800) 468-9716

Shareholders may obtain information about transfer requirements, replacement dividend checks, duplicate 1099 forms and changes of address by calling the Transfer Agent's Telephone Response Center at (800) 468-9716 or (651) 450-4144 for the hearing impaired or visiting the Transfer Agent's Web site at www.wellsfargo.com/shareholderservices. Please be prepared to provide your tax identification or social security number, description of securities and address of record. Other inquiries concerning your shareholder account should be addressed in writing to the Transfer Agent and Registrar.

Shareholder Inquiries

Written shareholder inquiries, including requests for copies of the company's Annual Report and SEC filings, should be sent to the Corporate Secretary at the company's Bermuda corporate headquarters. Written inquiries from the investment community should be directed to the Investor Relations Department at the company's Bermuda corporate headquarters.

Form 10-K

For comprehensive audited financial statements, please refer to the "Annual Report on Form 10-K" filed with the SEC on February 28, 2007. Copies of the Form 10-K are available on our Web site — www.onebeacon.com — as well as upon written request to the Corporate Secretary at the company's Bermuda headquarters, without charge.

Additional Information

Press releases, SEC filings and other information for the company and its subsidiaries are available at our Web site at **www.onebeacon.com.**



A New Brand

Developing our brand positioning was a key 2006 initiative. Our lighthouse icon pictured on the cover of this report signifies the power and strength of our franchise. The deep expertise of our people and the caliber of our agency network set OneBeacon apart in the marketplace, reinforced through the strength of our balance sheet and demonstrated results. Our new tagline is "More power to you," which articulates what a OneBeacon solution provides – the power of expertise; strength; specialization – provided in partnership with the outstanding independent agents and brokers representing individual and business clients today.

Safe Harbor Statement

Forward-looking statements contained in this annual report are based on the company's assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. OneBeacon's forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the company's investment portfolio, changes in accounting policies, and other factors identified in the company's filings with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The company disclaims any obligation to publicly update or revise any forward-looking information or statements.

OneBeacon Insurance
One Beacon Lane
Canton, Massachusetts 02021-1030

www.onebeacon.com

OneBeacon℠
INSURANCE

END

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